Exhibit 99.1

Patria Reports First Quarter 2021 Earnings Results

Grand Cayman, Cayman Islands, May 20, 2021 – Patria (Nasdaq:PAX) reported today its unaudited results for the first quarter ended March 31, 2021. The full detailed presentation of Patria's first quarter 2021 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/.

Alex Saigh, Patria’s CEO, said: “We are pleased with our strong results for the 1st quarter, with management fees increasing 31% and Fee Related Earnings increasing 14% compared to the prior year’s 1st quarter. The fundamental resilience of our business model and our decades of experience navigating the Latin American investment landscape give us great confidence in our ability to deliver excellent returns to our LPs and strong value for our shareholders”.

Financial Highlights (reported in $ USD)

Patria IFRS results for Q1 2021 and the LTM included net income of $13 million and $62 million respectively. Patria generated Fee Related Earnings of $17 million in Q1 2021, up 14% from $15 million in Q1 2020, with an FRE margin of 57%. For the LTM, Patria generated $73 million of Fee Related Earnings, up 36% from $54 million in the prior LTM period. Distributable Earnings were $17 million for Q1 2021, or $0.125 per share, up 9% compared to Q1 2020.

Dividends

Patria has declared a quarterly dividend of $0.106 per share to record holders of common stock at the close of business on June 2, 2021. This dividend will be paid on June 16, 2021.

Conference Call

Patria will host its first quarter 2021 earnings conference call via public webcast on May 20, 2021 at 9:00 a.m. ET. To register and join, please use the following link:

https://edge.media-server.com/mmc/p/z3jrh9kw

For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion.

About Patria

Patria is a leading investment firm in Latin America’s growing private markets, with over 30 years of history and combined assets under management in excess of US$ 14 billion. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its flagship Private Equity and Infrastructure products, as well as its Country-specific products including Real Estate, Credit and Listed Equities. Patria employs 169 people in 10 offices across four continents. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for the society. Further information is available at https://www.patria.com/.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in our 424(b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contact

Josh Wood

t +1 917 769 1611

josh.wood@patria.com

Andre Medina

t +1 345 640 4904

andre.medina@patria.com